Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF REAL MESSENGER

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Real Messenger Holdings Limited’s unaudited condensed balance sheets and unaudited condensed statements of operations and comprehensive loss included elsewhere in this filing. This discussion and analysis and other parts of this filing contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Real Messenger Holdings Limited’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” section beginning on page 32 of the proxy statement/prospectus of Real Messenger Corporation filed with the Securities and Exchange Commission (the “SEC”) on Form F-4 to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “Real Messenger Holdings Limited” refer to Real Messenger Holdings Limited and its subsidiaries prior to the consummation of the Business Combination.

Overview

We develop and operate a technology platform for the real estate industry. Our platform provides customer relationship management (CRM), listing management, marketing tools, and communication infrastructure designed to support real estate brokerages and their agents. Our strategy is to partner with or acquire ownership interests in real estate brokerages and integrate those brokerages into our technology platform. By doing so, we are able to deploy our technology across the brokerage’s entire agent base, which drives high adoption rates and enables us to generate recurring technology service fees.

Through our proprietary real estate technology platform, we provide brokerages and their agents with an integrated operating system for managing listings, customer relationships, communications, and marketing activities. The platform is designed to serve as the central infrastructure through which agents manage transactions and client engagement.

We intend to generate revenue through two primary sources: (i) brokerage-related income, including gross commission income generated by brokerages in which we hold ownership interests; and (ii) technology service fees, which are recurring fees charged to brokerages and agents for the use of our software platform, including CRM, listing management systems, and related technology tools. Our strategy is to align our technology platform with brokerage ownership so that all agents within those brokerages operate on our platform, enabling consistent adoption and recurring technology revenue. In addition, we currently generate limited consultancy service income through an engagement arrangement providing digital marketing and technology advisory services.

For the six months ended September 30, 2025 and 2024, we reported net loss of $2.4 million and $1.6 million, respectively.

In addition to tracking revenue and other financial measures, our management team continuously reviews several key metrics in assessing the growth and prospects for our business, enabling it to adjust both our business plan generally, and the deployment of our resources to address specific items as they arise. These key metrics include (i) real estate transaction commission revenue of acquired / invested brokerages, (ii) number of brokerages and agents using our platform, (iii) inside sales and technology ecosystem revenue per agent, and (iv) agent retention rate. These metrics help us evaluate platform adoption and the effectiveness of our brokerage partnership strategy. We consider these key metrics essential to understanding how to deploy our management, application development, and financial resources best to take advantage of the network effects, as discussed in further detail in the section titled “Business Overview” of the Form 20-F filed to the SEC on July 31, 2025.

Our long-term strategy is to integrate brokerage ownership with technology infrastructure. By maintaining ownership interests in brokerages that operate on our platform, we are able to deploy our technology across the brokerage’s full agent base, ensuring consistent platform adoption and enabling the Company to generate recurring technology fee revenue.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our ability to successfully deploy our technology platform across brokerages and generate recurring technology service fees.

Our ability to grow revenue depends on our success in integrating brokerages onto our platform and generating recurring technology services fees from agents operating within those brokerages. We may introduce significant changes to our existing products or develop and introduce new and unproven products that we have little or no prior development or operating experience. If new or enhanced products fail to engage our users and members, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business.

Adoption of our technology platform depends on the willingness of real estate brokerages and agents to integrate our software tools into their daily workflow, including listing management, customer relationship management, and transaction coordination. These new behaviors are not always intuitive to users. This can create a lag in adoption of new products and new user additions related to new products. To date, this has not hindered our user growth or engagement, but that may be the result of a large portion of our user base being in a younger demographic and more willing to invest the time to learn to use our products most effectively. To the extent that future users, including those in older demographics, are less willing to invest the time to learn to use our products, and if we are unable to make our products easier to learn to use, our user growth or engagement could be affected, and our business could be harmed. We may develop new products that increase user engagement and costs without increasing revenue.

Our ability to expand our brokerage partnerships and increase the number of agents operating on our platform.

We continue to invest in the development of software tools designed to improve brokerage operations, agent productivity, and listing distribution across our technology ecosystem. Existing and prospective users and advertisers may not be successful in creating content that leads to and maintains user engagement. We are continuously seeking to balance the objectives of our users and content creators with our desire to provide an optimal user experience. We do not seek to monetize all of our service and we may not be successful in achieving a balance that continues to attract and retain users. If we are not successful in our efforts to grow our user base or if we are unable to build and maintain good relations with our active users, our user growth and user engagement and our business may be seriously harmed. In addition, we may expend significant resources to launch new services that we are unable to monetize, which may seriously harm our business.

Our ability to expand our technology ecosystem and enhance the functionality of our CRM, listing management system, and brokerage operating tools.

The industry for residential real estate transaction services, technology, and information marketplaces is dynamic, and the expectations and behaviors of customers and consumers shift constantly and rapidly. As part of our operating strategy, we have increased, and plan in the future to continue to change, the nature and number of products, including depth products, that we offer to our customers and, with that, the prices we charge our customers for the services and products we offer. Changes or additions to our products and services may not attract or engage our customers, and may reduce confidence in our products and services, negatively impact the quality of our brands, negatively impact our relationships with partners or other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Our customers may not accept new products and services (which would adversely affect our average revenue per agent (“ARPA”)), or such price increases may not be absorbed by the market, or our price increases may result in the loss of customers or the loss of some of our customers’ business. We may not successfully anticipate or keep pace with industry changes, and we may invest considerable financial, personnel and other resources to pursue strategies that do not ultimately prove effective such that our results of operations and financial condition may be harmed. If we are not able to raise our prices or encourage our customers to upgrade their subscription packages or invest in depth products to further differentiate their listings, or if we lose some of our customers or some of our customers’ business as a result of price increases, or if the bargaining power of our customer base increases and the subscription prices and other fees we are able to charge real estate developer or agent customers decline, our business, financial condition and results of operations could be adversely affected.

Our ability to operate in a highly competitive and rapidly changing industry.

We face competition from real estate technology platforms, brokerage software providers, and real estate marketplaces that provide tools for brokerages and agents. The markets for online real estate information technology, communication and productivity tools product and services in our Priority Markets are highly competitive and rapidly changing. In addition to competing with traditional media sources for a share of advertisers’ overall marketing budgets, our business is subject to the risk of digital and other disruption. Our success depends on our ability to continue to attract additional consumers to our websites and mobile applications. Existing or new competitors could increase their product offerings or develop new products or technology that compete with ours.

In addition, large real estate technology companies, listing portals, and brokerage networks may expand their technology offerings and compete with our platform for brokerage adoption and start to provide information technology, communication and productivity tools products and services on their existing or new platforms, which could increase competition in our Priority Markets and may have a materially adverse effect on our business. These companies could devote greater technical and other resources than we have available, have a more accelerated time frame for deployment and leverage their existing user bases and proprietary technologies to provide products and services that consumers might view as superior to our offerings. Any of our future or existing competitors may introduce different solutions that attract consumers or provide solutions similar to our own but with better branding or marketing resources. If we are unable to continue to grow the number of consumers who use our websites and mobile applications, our business, financial condition and results of operations could be adversely affected.

We compete to attract customers with media sites, including but not limited to other companies that operate digital property classified marketplaces in our Priority Markets and agent and property developer websites. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as television, magazines, newspapers and home/apartment guide publications. To compete successfully for customers against future and existing competitors, we must continue to invest resources in developing our platform and proving the effectiveness and relevance of our information technology, communication and productivity tools product and services. New business models frequently emerge in our industry and may require us to modify our own business model or offerings in order to continue to compete effectively. For example, we may in the future face new competition from digital companies that use data to buy properties instantly from sellers, renovate/repair and then re-sell the property online at a profit. Additionally, competitors may drive traffic away from our platform and increase their market share through aggressive or high-spend marketing campaigns, or prolonged price discounting.

Key Components of Results of Operations

Revenue

The Company currently generates one source of revenue:

	For the Six Months Ended September 30,
Type of revenue sources	2025		2024		Changes
	US$	%	US$	%	Amount	%
Service fee income	$25,602	100%	$-	0%	$25,602	100%

Our revenue increased by $0.03 million, from $nil for the six months ended September 30, 2024 to $0.03 million for the six months ended September 30, 2025. The increase was mainly due to the website service fee received in September 2025.

Cost of revenue

	For the Six Months Ended September 30,
	2025		2024		Changes
	US$	%	US$	%	Amount	%
Cost of revenue	$12,466	100%	$-	0%	$12,466	100%

Our cost of revenue increased by $12,466, from $nil for the six months ended September 30, 2024 to $12,466 for the six months ended September 30, 2025. The increase was mainly due to the staffs cost related to the above-mentioned website service.

Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing expenses incurred for promotion of our app.

	For the Six Months Ended September 30,
	2025		2024		Changes
	US$	%	US$	%	Amount	%
Marketing expenses	$175,881	100%	$398,408	100%	$(222,527)	(56)%

Our sales and marketing expenses decreased by $0.2 million, or 56% from $0.4 million for the six months ended September 30, 2024 to $0.2 million for the six months ended September 30, 2025. The decrease was mainly due to the decrease of human resource costs of marketing team and decreasing expenditure on content creation, social media revamp and online advertising.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, and housing funds for our personnel in administrative departments; (ii) professional service fees, such as audit fees, consultancy fees and legal fees for our daily operations; (iii) depreciation expenses; and (iv) other miscellaneous expenses.

	For the Six Months Ended September 30,
	2025		2024		Changes
	US$	%	US$	%	Amount	%
Staff costs	$561,480	29%	$303,331	49%	$258,149	85%
Professional service fees	1,313,367	67%	290,409	46%	1,022,958	352%
Depreciation and amortization	51,400	3%	7,902	1%	43,498	550%
Others	28,998	1%	27,614	4%	21,419	78%
Total	$1,955,245	100%	$629,256	100%	$1,346,024	214%

Our general and administrative expenses increased by $1.3 million, or 214% from $0.6 million for the six months ended September 30, 2024 to $2.0 million for the six months ended September 30, 2025. The increase was primarily due to (i) the increase in consultancy fee of $0.66 million, (ii) the increase in D&O insurance costs and Nasdaq listing fee of US$0.34 million and (iii) the increase in directors’ fees, newly recruited administrative staff and the associated recruitment costs of US$0.3million.

Research and development expenses

Research and development expenses primarily consist of staff costs, consisting of salaries, social insurance, and housing funds for our personnel in research and development departments; and (ii) other miscellaneous expenses.

	For the Six Months Ended September 30,
	2025		2024		Changes
	US$	%	US$	%	Amount	%
Staff costs	$210,495	74%	$486,865	86%	$(276,370)	(57)%
Others	74,910	26%	81,380	14	(6,470)	(8)%
Total	$285,405	100%	$568,245	100%	$282,840	(50)%

Our research and development expenses decreased by $0.3 million, or 50% from $0.57 million for the six months ended September 30, 2024 to $0.29 million for the six months ended September 30, 2025. The decrease was primarily due to the phase out of the data team and we reduced the spending on recruitment costs.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Company’s Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Company’s Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Company’s Ordinary Shares be subject to Cayman Islands income or corporation tax.

USA

For the U.S. jurisdiction, Real USA is subject to federal income taxes on its business operations. The federal tax rate is 21%. We also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which were both passed in 2020, no material impact is expected based on the analysis. We will continue to monitor the potential impact going forward.

As a result of the Tax Act, we have evaluated whether it has an additional tax liability from the Global lntangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of September 30, 2025 and March 31, 2025, we do not have an aggregate positive tested income; and as such we did not record a liability for GILTI tax.

Hong Kong

Real Corporation Limited and Hohojo.com Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2025 and 2024, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, Real Corporation Limited and Hohojo.com Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Net loss

As a result of the foregoing, our net loss was $2.4 million and $1.6 million for the six months ended September 30, 2025 and 2024, respectively.

Discussion of Certain Balance Sheet Items

Cash

Cash consists of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash was $0.8 million and $2.6 million as of September 30, 2025 and March 31, 2025, respectively.

Compared with the balance as of March 31, 2025, the change in the balance of cash as of September 30, 2025 was primarily due to $1.6 million used in operating activities.

Due from a related company

Immediately after giving effect to the Business Combination, the Sponsor became a shareholder of the Company. In March and April 2024, the Sponsor issued promissory notes of $69,764, $69,763 and $575,000 to Real Messenger Corporation. Pursuant to the promissory notes, the advances were unsecured, non-interest bearing and Real Messenger Corporation has the right, but no obligation, to convert the advances, in whole or in part, into the ordinary shares of the Company with a conversion price of $10.00 per share. On June 2, 2025, the Company and the Sponsor entered into a new agreement that both parties agreed to convert the promissory notes due from the Sponsor of $714,527 as of March 31, 2025 into 316,004 shares of Class A ordinary share of the Company, at a conversion price of $2.26113 per share. On June 5, 2025, the Company, through Real Messenger exercised the right to convert all the promissory notes by receiving 316,004 shares of Class A ordinary share of the Company.

As of September 30, 2025 and March 31, 2025, the receivable balance due from the related company was $nil and $714,527, respectively.

Certain Related Party Transactions of RMSG

The following table summarizes our related party transactions during the periods presented.

	Six months ended September 30,
	2025	2024
Borrowings from related parties (a)
Mui Ko	$-	$75,204

Repayment of borrowings from related party
Kwai Hoi, Ma	$221,791	$290,715

Payment of operating expenses on behalf of the Company (b)
Kwai Hoi, Ma	$205,142	$332,116

Advance to a related party (c)
Kwai Hoi, Ma	$128,010	$-

Purchase of convertible promissory note issued by the Company
TKO Investment Limited	$-	$4,500,000

Interest expense of convertible promissory notes - related parties
Edinburgh DH Holdings Limited	$-	$14,959
Fantastic Global Venture Limited	-	52,356
	$-	$74,795

(a)	The borrowings from related parties were interest free and repayable on demand.
(b)	The payments of operating expenses, deferred offering costs and purchase of property and equipment on behalf of the Company were subject to repayments to Mr. Kwai Hoi, Ma.
(c)	The advance to a director for general business activities was interest free and repayable on demand.

Balances with related parties

As of September 30, 2025 and March 31, 2025, the balances due from (to) related parties were as follows:

	As of
	September 30, 2025	March 31, 2025
Due from a related party
Nova Pulsar Holdings Limited	$-	$714,527
Kwai Hoi, Ma	107,728	-
	$107,728	$714,527

Due to related parties
Kwai Hoi, Ma	$-	$37,512

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended September 30,
	2025	2024

Net cash used in operating activities	$(1,556,984)	$(1,854,151)
Net cash used in investing activities	(162,286)	-
Net cash provided by financing activities	-	7,075,204
Effect of exchange rate changes on cash	(9,781)	(25,331)
Net (decrease) increase in cash and cash equivalents	(1,729,051)	5,195,722
Cash at beginning of period	2,575,225	597,160
Cash at end of period	$846,174	$5,792,882

Operating activities

Net cash used in operating activities for the six months ended September 30, 2025 was $1.6 million, primarily attributable to net loss of $2.4 million, adjusted for (i) a decrease in prepaid expenses and other current assets of $0.3 million as a amortization of prepayments of $0.3 million insurance expense for directors and officer, and (ii) an adjustment for non-cash expense of consultancy fee for Mr. Fredrik Eklund of $0.5 million.

Net cash used in operating activities for the six months ended September 30, 2024 was $1.8 million, primarily attributable to net loss of $1.6 million.

Investing activities

For the six months ended September 30, 2025, we had cash used in investing activities of $0.2 million, for advance to director and purchase of property and equipment.

There is no cash flow from investing activity for the six months ended September 30, 2024.

Financing activities

There is no cash flow from financing activity for the six months ended September 30, 2025.

For the six months ended September 30, 2024, the cash provided by financing activities was $7.1 million, which was primarily caused by the proceeds from convertible promissory notes from TKO Investments Limited and Compass AI Venture Incorporation in aggregate of $7.0 million.

Liquidity and Capital Resources

To date, we have financed our operating activities primarily through borrowings from related parties.

We have been incurring losses from operations since our inception. Accumulated deficit amounted to $22.5 million and $20.1 million as of September 30, 2025 and March 31, 2025, respectively. For the six months ended September 30, 2025, the Company still did not generate any revenues from the launch of its online platform, however the Company generated revenue of $0.03 million from website service during the period.

The Company’s ability to continue as a going concern is dependent upon its ability to successfully execute its business plans including generating revenue, controlling operating costs and expenses to achieve positive operating cash flows, and securing funding from external sources to support positive financing cash flows. As of September 30, 2025, the Company’s bank balance was $0.8 million, which can fully cover the current liabilities of $0.1 million. The operating cash outflow of the Company was $1.6 million for the six months ended September 30, 2025.

The Company also intends to continue to raise additional capital through private placements of debt and equity securities, but there can be no assurance that these funds will be available on terms acceptable to the Company or will be sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to these uncertainties, which includes pursuing strategic financing opportunities, optimizing costs, and accelerating revenue generation through expanded commercial partnerships. If the Company is not able to improve profitability, then the Company shall rely on financial support from its controlling shareholder. The Company believes that these initiatives, if successfully executed, will enable the Company to continue operating and meet its obligations as they become due.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that financial statements are issued. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

Off-Balance Sheet Arrangements

We have not entered any financial guarantees or other commitments to guarantee the payment obligations of any third party. In addition, we have not entered any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.